RALPH PARKS PORTFOLIOS TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

RALPH PARKS CYCLICAL EQUITY FUND

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 1st day of June, 2006, by and between   RALPH PARKS PORTFOLIOS TRUST, a Delaware business trust (the “Trust”), on behalf of the Ralph Parks Cyclical Equity Fund (the “Fund”), a series of the Trust and the Advisor of such Fund, Ralph Parks Investment Group, LLC (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 1st day of June, 2006 (the “Investment Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit the Fund’s current Operating Expenses by deferring its management fee and reimbursing expenses, other than expenses relating to dividends on securities sold short, extraordinary or non-recurring expenses, so that the Fund’s net annual Operating Expenses do not exceed certain levels, as set forth in this paragraph 1, based on net assets of the Fund.  Until the net assets of the Fund reach $40 million, the total annual fund Operating Expenses excluding, interest expense, dividends on short positions and the costs associated with leverage shall not exceed 3.00% of average daily net assets.  From such time as the Fund’s net assets reach $40 million, the annual fund Operating Expenses shall not exceed 3.25% of average daily net assets, provided however that, for the year in which the Fund’s net assets first reach $40 million, the annual fund Operating Expenses do not exceed 3.00% for that entire year.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-l fees and other expenses described in the Investment Advisory Agreement, but does not include taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, or extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses. The Advisor retains its right to recoup management fees deferred and expenses reimbursed from the Fund in future years on a rolling three year basis (i.e., within three years after the fees or expenses have been deferred or reimbursed).  Such recoupment, however, must be achieved within the expense limitation for the year in which the expense was incurred.  In addition, no recoupment will be paid to the Adviser in any fiscal quarter unless the Trust’s Board of Trustees has determined in advance that such recoupment is in the best interest of the Fund and its shareholders.

4. Term. This Agreement shall become effective on the date specified herein and shall remain in effect until at least December 31, 2007, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to the Fund, if the Investment Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for the Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

PARKS PORTFOLIOS TRUST	Ralph Parks Investment Group, LLC
on behalf of the
Ralph Parks Cyclical Equity Fund

By: _______________________	By: _________________
Name: Ralph Parks	Name: Gina Griffo
Title: President	Title: Executive Vice President and Chief Operation Officer

[Signature Page to Expense Limitation Agreement]